January 24, 2007
Mr. Craig Wilson
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Callidus Software Inc. Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 28, 2006 Form 8-K filed October 27, 2006 File No. 000-50463
Dear Mr. Wilson,
We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated December 20, 2006 (the “Comment Letter”), in which the Staff of the Commission (the “Staff”) requested certain supplemental information regarding the above-referenced filings. In accordance with the Staff’s request, we have provided the supplemental information below. For your convenience the section headings and numberings of our response correspond to the section headings and numberings used by the Staff in the Comment Letter. In addition, staff comments appear in bold below.
The Company acknowledges that the adequacy and accuracy of disclosures in our filings with the Commission are our responsibility. We acknowledge that the Staff’s comments or changes to our disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to our filings. We also understand that the Staff’s comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for the Year Ended December 31, 2005
Notes to Consolidated Financial Statements
The Company and Significant Accounting Policies
Revenue Recognition, page F-12
1.	Disclosures on page 16 indicate that substantially all of your professional services arrangements are on a time and materials basis and that your implementation services do not involve customization to, or development of, the underlying code.
Callidus Software, Inc.
160 W. Santa Clara Street
San Jose, CA 95113
PHONE 408 271 2667
www.callidussoftware.com

For each income statement presented, tell us the amount of revenue recognized as a result of the application of contract accounting. Describe your consideration of paragraphs 70 and 71 of SOP 97-2 in determining whether your implementation, integration and configuration services are essential to the functionality of the software.
Our Response: The amount of license revenue recognized as a result of the application of contract accounting was zero in 2005, $1.6 million in 2004, and $3.0 million in 2003. For each software sale where a customer selects Callidus to perform implementation and configuration services we make an assessment as to whether those services are essential to the functionality of our software in accordance with paragraphs 70 and 71 of SOP 97-2. For the majority of our arrangements that have included software and services, after consideration of paragraphs 70 and 71, along with paragraph 65 of SOP 97-2, we have determined that the service element of the arrangements can be accounted for separately from the software element. Our assessment includes consideration of the following factors from paragraphs 70 and 71:
Paragraph 70, Factors indicating the service element should not be accounted for separately:
•	The software is not off-the-shelf software.
Our software applications are marketed and sold as “off-the-shelf software,” as defined in SOP 97-2. Upon purchase, the software is delivered to our customer generally via FTP download. It is up to the customer to select either us or a System Integrator (SI) for implementation and configuration of the software, or to implement and configure the software themselves.
•	The services include significant alterations to the features and functionality of the off-the-shelf-software.
Our services do not include significant alterations to the features and functionality of the software. Our services include the installation of our software, identification and sourcing of legacy data (i.e., data conversion), configuration of TrueComp application rules necessary to create compensation plans, creation of user reports, and other general testing and tuning services for our software.
•	Building complex interfaces is necessary for the vendor’s software to be functional in the customer’s environment.
Building complex interfaces is not necessary for our software to be functional in a customer environment. Data can be input directly into our software or customers can utilize a common Extract, Transform, and Load tool that is included with our TrueComp
Callidus Software, Inc.
160 W. Santa Clara Street
San Jose, CA 95113
PHONE 408 271 2667
www.callidussoftware.com

product to move data amongst systems in a customer’s environment in a more automated fashion.
•	The timing of payments for the software is coincident with performance of the services.
Generally, our software license fees are payable shortly after the execution of a software license agreement and are not directly related to the performance of our services. However, in certain limited cases where the timing of payments for the software was coincident with the performance of services, the services were not accounted for separately.
•	Milestones or customer-specific acceptance criteria affect the realizability of the software license fee.
Generally, our software licenses fees are not subject to customer-specific acceptance criteria or milestones related to the performance of the services. However, in cases where the payment of license fees was linked to customer acceptance or project milestones the services were not accounted for separately.
Paragraph 71, Services that qualify as a service element have one or more of the following characteristics:
•	The services are available from other vendors.
We estimate that third party system integrators have performed the implementation services for more than half of the software licenses sold during the three years presented in our Form 10-K filed for the year ended December 31, 2005. Our SI partners include: Accenture, Atos Origin, CelFocus, Compensation Technologies, IBM, Iconixx, and Sopra Group.
•	The services do not carry a significant degree of risk or unique acceptance criteria.
Our services generally do not carry a significant degree of risk or unique acceptance criteria. When our services do carry a significant degree of risk of successful performance or unique acceptance criteria, our services are not accounted for separately (See response to Comment 3).
•	The software vendor is an experienced provider of the services.
Our software has been implemented by over 100 customers in five main industry verticals. Callidus personnel have participated in a substantial portion of those projects and we have a history of successfully providing the services to the satisfaction of our customers.
Callidus Software, Inc.
160 W. Santa Clara Street
San Jose, CA 95113
PHONE 408 271 2667
www.callidussoftware.com

•	The vendor is providing primarily implementation services, such as implementation planning, loading of software, training of customer personnel, data conversion, building simple interfaces, running test data, and assisting in the development and documentation of procedures.
As mentioned above, our services include the installation of our software, identification and sourcing of legacy data (i.e., data conversion), configuration of TrueComp application rules necessary to create compensation plans, creation of user reports, and other general testing and tuning services for our software, all of which is consistent with Paragraph 71 of SOP 97-2.
•	Customer personnel are dedicated to participate in the services being performed.
Our customers dedicate personnel to participate in the implementation and, in a number of instances, will lead the project and perform a majority of the services if they have the in-house capabilities and resource availability.
Form 10-Q for the Period Ended September 30, 2006
Notes to Condensed Consolidated Financial Statements
Summary of Significant Accounting Policies
Revenue Recognition, page 9
2.	We note that you began to recognize revenues for managed and hosted service offerings in 2006. Describe your consideration of EITF 00-3 in determining that revenue recognition for these arrangements falls outside the scope of SOP 97-2. We also note that you defer the direct costs of implementation and configuration services associated with hosted on-demand engagements. Tell us more about the nature, timing and amounts of these deferred costs, whether they exceed deferred revenues on an individual contract basis and how you periodically assess impairment of the amounts capitalized.
Our Response: The revenue we recognize under managed and hosted service offerings is consistent with the consensus reached by the Task Force in EITF 00-3. Our managed service offering is focused on customers who take possession of our software and is accounted for in accordance with SOP 97-2. Under our hosted service offering, customers do not have a contractual right to take possession of the software at any time during the hosting period without a significant penalty. Therefore these agreements are considered to be outside the scope of SOP 97-2 and are accounted for as a service arrangement.
As disclosed in our Form 10-Q, through September 30, 2006 we deferred the direct costs of implementation and configuration services and sales commissions associated with hosted on-demand engagements. The deferred costs include direct labor and direct travel related to individual implementation and configuration projects. Other deferred costs include third party royalties and sales commissions. As a percent of total costs deferred at
Callidus Software, Inc.
160 W. Santa Clara Street
San Jose, CA 95113
PHONE 408 271 2667
www.callidussoftware.com

September 30, 2006, 84% related to direct labor, 7% to direct travel, 1% for third party royalties and 8% for sales commissions. The direct labor and direct travel costs are incurred during the period between contract signing and completion of the implementation and configuration services. Such costs were deferred as we could not establish fair value for the undelivered hosting services under paragraph 96 of EITF 00-21 and, accordingly, the respective revenue related to the implementation was deferred and is being recognized over the hosting period. Third party royalty costs and sales commissions are generally incurred upon contract signing and constituted direct customer acquisition costs as contemplated under Question 4 of Section (f) of SAB 104. The deferred costs are then amortized over the non-cancellable period of the hosting service contract, which in general has ranged from two to two and one-half years.
Management reviews the deferred costs quarterly on a contract-by-contract basis and considers whether the deferred costs are impaired or if we expect the entire contract to result in a loss. In most cases, the deferred costs exceed the deferred revenue recorded on the balance sheet as the hosting services are invoiced over the service period and, therefore, are not recorded as deferred revenue until such amounts are invoiced. However, because the hosted service contracts are not cancellable by the customer for a certain period of time as indicated above, we have a known amount of minimum future cash payments that are contractually committed. Therefore, as long as Callidus believes that collectability of these contractually committed cash payments is considered probable and the amount exceeds the deferred costs, no impairment charge is recorded.
3.	Tell us the prevalence of arrangements containing “unique acceptance criteria,” and further clarify the nature of such provisions and specify when you recognize revenues for arrangements where your consulting services are subject to acceptance provisions. In addition, identify the types of contingent revenues included in these arrangements and your policies for recognition of contingent revenues.
Our Response: The unique acceptance criteria referenced in our Form 10-Q for the period ended September 30, 2006, refers specifically to refund provisions associated with customer acceptance of our implementation and configuration services included in two contracts executed in 2006. Prior to the execution of these two agreements, we have not had a history of including similar acceptance criteria in our agreements to provide implementation or configuration services. The software license fees in these two arrangements were paid upfront and were not subject to any acceptance provisions or refund rights.
In determining the revenue treatment for these agreements, we evaluated the factors identified in paragraphs 70 and 71 of SOP 97-2. We concluded that the unique acceptance criteria included in both of these agreements was substantial enough to indicate that the services were essential to the functionality of the software and therefore, could not be
Callidus Software, Inc.
160 W. Santa Clara Street
San Jose, CA 95113
PHONE 408 271 2667
www.callidussoftware.com

accounted for separately. Accordingly, we recognized revenues associated with these agreements using the relevant guidance in SOP 81-1.
In applying contract accounting, we considered the guidance in paragraphs 21 through 33 of SOP 81-1. Specifically, in accordance with paragraph 25b of SOP 81-1, we measured the level of profit that we would be assured for each agreement based on the nonrefundable fees that were paid by the customer and the total expected implementation and configuration services costs. In both cases, we were assured of a certain level of profit and concluded that it would be appropriate to recognize the nonrefundable revenue on a percentage-of-completion basis representing the lowest probable level of profit for the arrangement. The refundable portion of the arrangement fee will be recognized when the acceptance provisions have been met and the contingency has been removed.
Controls and Procedures, page 38
4.	We note your statement that your chief executive officer and chief financial officer have concluded that your “disclosure controls and procedures were adequate and designed to ensure that material information related to us and our consolidated subsidiaries would be made known to them by others within these entities.” It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective as required by Exchange Act Rule 13a-15(e). Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective in accordance with the definition in Rule 13a-15(e). Alternatively, if true, you may simply state that your disclosure controls and procedures are effective.

Your response should also address the effectiveness conclusions reached for the periods presented in your Form 10-K for the year ended December 31, 2005 and your Forms 10-Q for the periods ended March 31 and June 30, 2006.
Our Response: In connection with our Form 10-Qs for the periods ended March 31, 2006, June 30, 2006 and September 30, 2006, and our Form 10-K for the year ended December 31, 2005, we state that our disclosure controls and procedures are adequate, which we believe is the same as saying they are effective. However, in response to the Staff’s comment, in all future filings we will state as follows, as applicable:
“Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 (Exchange Act) Rules 13a-15(e) or 15d-15(e)) as of the end of the period covered by this quarterly report, have concluded that our disclosure controls and procedures are effective based on their evaluation of these controls and procedures required by paragraph (b) of Exchange Act Rules 13a-15 or 15d-15.”
Callidus Software, Inc.
160 W. Santa Clara Street
San Jose, CA 95113
PHONE 408 271 2667
www.callidussoftware.com

5.	We note that during the preparation of your Form 10-Q for the three months ended September 30, 2006 that you determined the presence of certain misstatements that were corrected prior to the preparation of the September 30, 2006 unaudited financial statements. Tell us the nature of the errors and how they arose, including whether the errors arose due to the existence of a material weakness. Tell us the consideration your chief executive officer and chief financial officer gave to these misstatements in reaching their conclusion as to the effectiveness of your disclosure controls and procedures.
Our Response: We determined that we had made two prior misstatements in periodic reports filed with the Commission. The first concerned certain prepaid assets being understated by a total of $127,000 as a result of excess amortization of prepaid royalties made to third parties in prior reporting periods. The second concerned accrued expenses being overstated by a total of $297,000 as a result of entries recorded in prior reporting periods that were either recorded in error or should have been reversed in prior reporting periods. We do not believe that either of these misstatements arose due to the existence of a material weakness.
In reaching their conclusion as to the effectiveness of our disclosure controls and procedures, our chief executive officer and chief financial officer evaluated the nature and extent of the errors and the manner in which they were discovered. After deliberation and careful consideration, our chief executive officer and chief financial officer determined that the errors were immaterial and that the existence of the errors was not the result of a material failure of our disclosure controls and procedures.
6.	Revise to state whether there was any change in your internal control over financial reporting identified in connection with your evaluation of the effectiveness of your disclosure controls and procedures as of September 30, 2006, that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Tell us what consideration you gave to disclosing this information in accordance with Item 308(c) of Regulation S-K.
Our Response: Item 308(c) of Regulation S-K requires the registrant to disclose any change in the registrant’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of §240.13a-15 that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.
We confirm, as of September 30, 2006, that our management, with the participation of our principal executive and principal financial officers, evaluated all changes in our internal control over financial reporting that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting. As a result of their
Callidus Software, Inc.
160 W. Santa Clara Street
San Jose, CA 95113
PHONE 408 271 2667
www.callidussoftware.com

evaluation, our management did not identify any changes defined in Item 308(c) of Regulation S-K.
In order to eliminate any ambiguity in future filings, we will add the following further clarifying language to our disclosure on controls and procedures as applicable:
“In connection with their evaluation of our disclosure controls and procedures as of the end of the period covered by this report, our chief executive officer and chief financial officer did not identify any changes in our internal control over financial reporting during the three months ended [insert applicable period end date] that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.”
Form 8-K filed on October 27, 2006
7.	Tell us how your presentation of the non-GAAP measure “year-to-date license revenues plus on-demand bookings” of $24.8 million, along with the general description of non-GAAP financial measures provided at the end of your press release, meet the requirements of Item 10(e)(i) of Regulation S-K and Regulation G.
Our Response: We believe that our presentation of the non-GAAP measure “year-to-date license revenues plus on-demand bookings” of $24.8 million, along with the general description of non-GAAP financial measures provided at the end of our press release, meet the requirements of Item 10(e)(i) of Regulation S-K and Regulation G, except as described below.
We presented the non-GAAP measure of year-to-date license revenues plus on-demand bookings of $24.8 million in the same paragraph as the GAAP measure of year-to-date license revenues of $18.7 million. Therefore, we presented the most directly comparable financial measure calculated and presented in accordance with GAAP with equal prominence.
In addition, we defined and presented the year-to-date license revenues of $18.7 million and year-to-date hosted on-demand bookings of $6.1 million. The total of the year-to-date license revenues plus on-demand bookings is $24.8 million. Therefore, we presented a reconciliation using what we believe to be a clearly understandable method.
We also provided statements in our general description of non-GAAP financial measures provided at the end of our press release regarding bookings of hosted on-demand services addressing Item 10(e)(i)(C) and Item 10(e)(i)(D). While we did not provide analogous statements regarding the measure “year-to-date license revenues plus on-demand bookings,” we believed the utility of this measure was relatively clear from the description of bookings of hosted on-demand services.
Callidus Software, Inc.
160 W. Santa Clara Street
San Jose, CA 95113
PHONE 408 271 2667
www.callidussoftware.com

We respectfully submit that we have not used the measure “year-to-date license revenues plus on-demand bookings” on subsequent press releases, and have no intention of doing so in the future.
Should the staff have additional questions or comments regarding the foregoing, please do not hesitate to contact Ronald J. Fior, our Chief Financial Officer, at (408) 808-6518,
Sincerely yours,
/s/ Ron J. Fior
Ron J. Fior
SVP & Chief Financial Officer
Callidus Software, Inc.
160 W. Santa Clara Street
San Jose, CA 95113
PHONE 408 271 2667
www.callidussoftware.com